DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

May 3, 2018

VIA: ELECTRONIC DELIVERY

Kim McManus

Stacie Gorman

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission
100 F Street, NE

Mail Stop 3010 CF/AD8

Washington DC 20549-6010

Re:	Phillips Edison Grocery Center REIT III, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed April 13, 2018
File No. 333-217924

Dear Ms. McManus and Ms. Gorman:

On behalf of our client, Phillips Edison Grocery Center REIT III, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, on April 13, 2018, we filed with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of the Company’s Amendment No. 3 to its Registration Statement on Form S-11 (“Amendment No. 3”).

Accompanying Amendment No. 3 was a letter dated April 12, 2018 from us in response to the comment letter from the staff of the SEC’s Division of Corporation Finance to Jeffrey Edison, Chief Executive Officer of the Company, dated April 5, 2018 (the “Comment Letter”). This letter provides an update to our response to the Comment Letter in light of further discussions with Mr. Dan Duchovny of the Office of Mergers and Acquisitions.

Share Repurchase Program, page 196

1.	It appears that the terms of your repurchase program deviate from existing staff guidance. Please provide us with an analysis as to how your program is consistent with relief granted by the Division of Corporation Finance in prior no-action letters. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Kim McManus

Stacie Gorman

U.S. Securities and Exchange Commission

May 3, 2018

Page Two

Response: We have revised the terms of the Company’s share repurchase program to be consistent with the terms of share repurchase programs for which the Division of Corporation Finance has granted relief in prior no-action letters. In particular, pursuant to our telephone conversation with Mr. Duchovny on May 1, 2018, we have made the following revisions.

1.	A stockholder may submit a request for repurchase at any time under the share repurchase program. However, for a stockholder’s shares to be eligible for repurchase in a given month, such request must be received at least two (previously five) business days before the relevant repurchase date, which is the last business day of such month. To the extent that a stockholder submits a share repurchase request before the end of a given month but less than two (previously five) business days before the relevant repurchase date, such repurchase request will be retained as a request for repurchase during the following month’s repurchase cycle. The Company undertakes to revise the disclosure to explain this dynamic in its final prospectus to be filed pursuant to Rule 424(b).

2.	If redemption volume limitations are reached, all redemptions will be made on a pro rata basis, with all stockholders being treated equally. The Company undertakes to revise the disclosure to reflect the foregoing in its final prospectus to be filed pursuant to Rule 424(b).

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by e-mail at robert.bergdolt@dlapiper.com or by phone at (919) 786-2002 with any questions or additional comments.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner